Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three
Select Leaders Series I/IR
Select Leaders Series II/IIR/III/IV
Select Leaders Outlook Series I/II
Select Dimensions Series I
Select Dimensions Series II/IIR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three
Select Leaders Series I/IR
Select Leaders Series II/IIR/III/IV
Select Leaders Outlook Series I/II
Select Dimensions Series I
Select Dimensions Series II/IIR

Supplement dated June 17, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
Effective May 1, 2026, in Appendix A - Investment Options Available Under the Contract:
“Current Expenses” for the following funds are updated:

Fund and Adviser/Subadviser	Current Expenses
Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	0.94%
Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.82%*

The following fund names are updated:

Former Name	New Name
American Funds Global Small Capitalization Fund	American Funds SMALLCAP World Fund
American Funds International Fund	American Funds EUPAC Fund

HV-8267-B